UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                             Orchid Biosciences Inc.
                     ---------------------------------------
                                (Name of issuer)

                                 Common Stock
                     ---------------------------------------
                         (Title of class of securities)

                                    68571p100
                     ---------------------------------------
                                 (CUSIP number)

                                  May 17, 2000
                     ---------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                /_/ Rule 13d-1 (b)
                               /X/  Rule 13d-1 (c)
                               /_/  Rule 13d-1 (d)

---------------------------------
      CUSIP No. 68571p 100                     13G
---------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                         (b) /_/

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              0
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                            SHARED VOTING POWER
EACH                         6      1,730,000
REPORTING                    ------ --------------------------------------------
PERSON                              SOLE DISPOSITIVE POWER
WITH                         7      7,190
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      1,730,000
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,730,000*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      /_/
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.4%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------



--------------------------

* Included in this figure are the securities reported by Deutsche Fonds Holding GmbH on the following cover page.

** Included in this percentage are the percentage of securities reported by Deutsche Fonds Holding GmbH on the following cover page.

---------------------------------
      CUSIP No. 68571p 100                     13G
---------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Fonds Holding GmbH
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                         (b) /_/

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              0
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                            SHARED VOTING POWER
EACH                         6      1,730,000
REPORTING                    ------ --------------------------------------------
PERSON                              SOLE DISPOSITIVE POWER
WITH                         7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      1,730,000
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,730,000*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      /_/
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.4%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------

Item 1(a). Name of Issuer:

           Orchid Biosciences Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           The address of the Issuer's principal executive offices is 303 College Road East, Princeton, New Jersey 08540, USA.

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Fonds Holding GmbH ("DWS Group" and, together with DBAG, the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

           The principal place of business of DWS Group is Gruneburgweg 113-115, 60323 Frankfurt, Federal Republic of Germany.


Item 2(c). Citizenship:

           The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d). Title of Class of Securities:

           The title of the securities is Common Stock (the "Common Stock").

Item 2(e). CUSIP Number:

           The CUSIP number of the Common Stock is set forth on each cover page.

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           (a)    |_|  Broker or dealer registered under section 15 of the Act;

           (b)    |_|  Bank as defined in section 3(a)(6) of the Act;

           (c)    |_|  Insurance  Company as defined in section 3(a)(19) of the
                       Act;

           (d)    |_|  Investment  Company  registered  under  section  8 of the
                       Investment Company Act of 1940;

           (e)    |_|  An investment  adviser  in accordance  with  Rule  13d-1
                       (b)(1)(ii)(E);

           (f)    |_|  An employee benefit plan, or endowment fund in accordance
                       with Rule 13d-1 (b)(1)(ii)(F);

           (g)    |_|  A parent holding company or control person in accordance
                       with Rule 13d-1 (b)(1)(ii)(G);

           (h)    |_|  A savings  association as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

           (i)    |_|  A church plan that is excluded  from the  definition  of
                       an investment company under section 3(c)(14) of the Investment Company Act of 1940;

           (j)    |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.  Ownership.

         (a) Amount beneficially owned:

          Each of the Reporting Persons owns the amount of the Common Stock as set forth on the applicable cover page.

         (b) Percent of class:

          Each of the Reporting Persons owns the percentage of the Common Stock as set forth on the applicable cover page.

         (c) Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote:

                  Each of the Reporting  Persons has  the  sole power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

             (ii) shared power to vote or to direct the vote:

                  Each  of  the  Reporting  Persons has the shared power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

             (iii) sole power to dispose or to direct the disposition of:

                  Each of the Reporting  Persons  has  the sole power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

             (iv) shared power to dispose or to direct the disposition of:

                  Each of the  Reporting  Persons  has  the  shared   power   to
               dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Investment management clients of each of the Reporting Persons have the ultimate right to any dividends from Common Stock and the proceeds from the sale of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The following are subsidiaries of DBAG and/or DWS Group which hold Common Stock included in the figures on the cover pages: Deutsche Gesellschaft fur Wertpapiersparen mbH, Deutsche Vermogensbildungsgesellschaft mbH and DWS Investment Management S.A. Luxemburg.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2000



                                     DEUTSCHE BANK AG



                                     By: /s/ Dr. Dieter Eisele
                                         -------------------------------
                                         Name:   Dr. Dieter Eisele
                                         Title:  Group Head of Compliance



                                     By: /s/ Dr. Rainer Grimberg
                                         --------------------------------
                                         Name:   Dr. Rainer Grimberg
                                         Title:  Vice President

                                                                       EXHIBIT 1



                     Consent of Deutsche Fonds Holding GmbH
                     --------------------------------------

          The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Fonds Holding GmbH pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  May 25, 2000



                                          Deutsche Fonds Holding GmbH



                                          By: /s/ Michael Sistenich
                                              ----------------------------------
                                              Name:   Michael Sistenich
                                              Title:  Fund Manager



                                          By: /s/ Ralf Ring
                                              ----------------------------------
                                               Name:   Ralf Ring
                                               Title:  Head of Compliance (DWS)